UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Aaron B. Holmes

Accenture plc

1 Grand Canal Square

Grand Canal Harbour

Dublin 2, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Accenture plc
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 72,138,254 (see item 5)
	9	Sole Dispositive Power 28,855,302 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.2% (1) (see item 5)
14	Type of Reporting Person CO

(1)	Based on 130,687,830 shares of Common Stock of the Issuer issued and outstanding as of August 18, 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Duck Creek Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 22 Boston Wharf Road, Floor 10, Boston, MA, 02210.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Accenture plc, a public limited company incorporated under the laws of Ireland (“Accenture plc”). Accenture plc is a leading global professional services company, providing a broad range of services in strategy and consulting, interactive, technology and operations, with digital capabilities across all of these services. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Accenture plc is attached as Schedule A to this Schedule 13D. The principal business and office address of Accenture plc is 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland. The Common Stock, which is the subject of this Schedule 13D, is held of record by Accenture LLP and Accenture Holdings BV (together, the “Accenture Holders”), each of which is an indirect, wholly-owned subsidiary of Accenture plc.

During the last five years, none of Accenture plc nor, to the best knowledge of Accenture plc, any of the executive officers and directors of Accenture plc listed on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the reorganization transactions (the “Reorganization Transactions”), as described in the Registration Statement on Form S-1 (File No. 333-240050) of the Issuer, in connection with the initial public offering (the “IPO”), Accenture plc contracted, directly and indirectly, to contribute its Class B Equity Units (the “Equity Units”) of Disco Topco Holdings (Cayman), L.P. (the “Partnership”) and all of its interest in the general partner of the Partnership to the Issuer in exchange for 28,855,302 shares of Common Stock. Accenture plc acquired the Equity Units in connection with the partial divestiture of the Issuer’s business from Accenture plc in 2016.

Item 4.	Purpose of Transaction

The responses of Accenture plc to Items 3 and 6 hereof are incorporated herein by reference.

The shares are held for investment purposes. Other than Accenture plc’s relationship with Domingo Miron and Stuart Nicoll, members of the Issuer’s board of directors, and as otherwise described herein, none of Accenture plc nor, to the best of its knowledge, any of the persons listed in Schedule A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D. Accenture plc intends to consider its investment in the Issuer in light of share price, alternative investment opportunities, internal capital allocations, taxes and other relevant considerations and may, at any time and from time to time, review or reconsider its position in light of those considerations, and/or change its purpose and/or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of Accenture plc to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

Accenture plc, through the Accenture Holders, and Disco (Guernsey) Holdings L.P. Inc., a limited partnership organized in Guernsey (“Disco Holdings”), as parties to the Stockholders Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 55.2% of the 130,687,830 shares of Common Stock outstanding.

Accenture plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 28,855,302 shares of Common Stock described in Row (9) of the cover page of this Schedule 13D.

(c) Except as disclosed in Items 3 and 4 of this Schedule 13D (which are incorporated herein by reference), none of Accenture plc nor, to its knowledge any person listed on Schedule A, effected any transaction in the Common Stock in the past 60 days.

(d) No person, other than Accenture plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Accenture plc.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of Accenture plc to Items 2, 3 and 4 hereof are incorporated herein by reference.

Second Amended and Restated Registration Rights Agreement

In connection with the Reorganization Transactions, the pre-IPO existing investors and the Issuer entered into a Second Amended and Restated Registration Rights Agreement, dated August 18, 2020, a copy of which is filed with this Schedule 13D as Exhibit 1 (the “Registration Rights Agreement”), pursuant to which the Issuer has granted to Disco Holdings and Accenture plc (each a “demand holder”) certain demand registration rights and piggyback registration rights with respect to the Common Stock that was acquired by Disco Holdings and Accenture plc in the Reorganization Transactions and certain other holders party thereto who hold registrable securities. Each demand holder will be limited to an aggregate of two demand registrations. All holders of registrable securities are entitled to request to participate in, or “piggyback” on, registrations of certain securities for sale by the Issuer at any time following a 180-day lockup period for the IPO (subject to certain exceptions).

The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Issuer’s right to delay, suspend or withdraw a registration statement under specified circumstances. For example, the Issuer may delay the filing or effectiveness of any registration statement for an aggregate period of no more than 90 days in any calendar year if the Issuer determines, in good faith, that the filing or maintenance of a registration statement would, if not so deferred, materially and adversely affect a then proposed or pending significant business transaction, financial project, acquisition, merger or corporate reorganization. Additionally, in certain circumstances the Issuer may withdraw a registration statement upon request by the holder(s) of registrable securities.

Stockholders Agreement

In connection with the IPO, the Issuer, the Accenture Holders and Disco Holdings entered into a Stockholders Agreement (the “Stockholders Agreement”), dated August 14, 2020, a copy of which is filed with this Schedule 13D as Exhibit 2. Pursuant to the Stockholders Agreement, the Issuer is required to take all necessary action to cause the Issuer’s board of directors to include individuals designated by the Accenture Holders and Disco Holdings pursuant to certain ownership thresholds. The Accenture Holders, on the one hand, and Disco Holdings, on the other hand, will be required to vote all of their shares, and take all other necessary actions, to cause the Issuer’s board of directors to include the individuals designated as directors by the Accenture Holders and Disco Holdings (as applicable).

At the current ownership levels, each of the Accenture Holders and Disco Holdings is entitled to designate two directors for election to the Issuer’s board of directors. Domingo Miron and Stuart Nicoll currently serve on the Issuer’s board of directors as the initial designees of the Accenture Holders and Jason Wright and Roy Mackenzie currently serve on the Issuer’s board of directors as the initial designees of Disco Holdings.

Additionally, the Stockholders Agreement provides for certain consent rights for each of the Accenture Holders and Disco Holdings so long as such stockholder owns at least 5% of the outstanding equity securities of the Issuer that are not shares of Common Stock awarded under the Issuer’s 2020 Omnibus Equity Incentive plan or other incentive equity plan.

2

The Stockholders Agreement will terminate as it relates to each stockholder at such time as such stockholder ceases to own any equity securities of the Issuer, except for the rights that will survive cessation of ownership of equity securities, including the rights of the Accenture Holders and Disco Holdings under the Registration Rights Agreement.

Lock-Up Agreement

The Accenture Holders have entered into lock-up agreements, copies of which are filed with this Schedule 13D as Exhibit 3 and Exhibit 4 (together, the “Lock-up Agreements”), with the IPO underwriters pursuant to which the Accenture Holders, subject to certain exceptions, for a period of 180 days after the date of the IPO final prospectus may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to undertake any of the foregoing.

The descriptions of the Registration Rights Agreement, the Stockholders Agreement and the Lock-Up Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description
1	Second Amended and Restated Registration Rights Agreement, dated as of August 18, 2020, by and among the Issuer, Accenture LLP, Accenture Holdings BV, Disco (Guernsey) Holdings L.P. Inc. and the other holders party thereto (incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K (File No. 001-39449) filed on August 20, 2020).

2	Stockholders Agreement, dated as of August 14, 2020, among the Issuer, Accenture LLP, Accenture Holdings BV, Disco (Guernsey) Holdings L.P. Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K (File No. 001-39449) filed on August 20, 2020).

3	Lock-up Agreement, dated as of August 6, 2020, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Accenture LLP.

4	Lock-up Agreement, dated as of August 6, 2020, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Accenture Holdings BV.

3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020	ACCENTURE PLC

/s/ Aaron B. Holmes
Name: Aaron B. Holmes
Title: Authorized Signatory

SCHEDULE A

Name	Business Address	Principal Occupation or Employment	Citizenship

Independent Members of Board of Directors

Jaime Ardila	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	Colombia

Herbert Hainer	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	President and Chairman, FC Bayern Munchen AG	Germany

Nancy McKinstry	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman (executive board), Wolters Kluwer NV	USA

Gilles C. Pélisson	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman, TFI Group	France

Paula A. Price	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA

Venkata S.M. Renduchintala	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA

Arun Sarin	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Director	USA

Frank K. Tang	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Chairman, FountainVest Partners	China

Tracey T. Travis	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Financial Officer, The Estée Lauder Companies Inc.	USA

Corporate Executive Team

Julie Sweet	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer and Director	USA

David P. Rowland	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Executive Chairman of the Board and Director	USA

A-1

Gianfranco Casati	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – Growth Markets	Italy

Richard P. Clark	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Accounting Officer and Controller	USA / Ireland

Jo Deblaere	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Operating Officer	Belgium

James O. Etheredge	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – North America	USA

KC McClure	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Financial Officer	USA

Jean-Marc Ollagnier	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Executive Officer – Europe	France

Ellyn Shook	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	Chief Leadership & Human Resources Officer	USA

Joel Unruch	1 Grand Canal Square Grand Canal Harbour Dublin 2, Ireland	General Counsel & Corporate Secretary	USA / Canada

A-2